Exhibit 99.85

RECEIPT

Gunnison Copper Corp.

This is the receipt of the British Columbia Securities Commission for the Preliminary Short Form Base Shelf Prospectus of the above Issuer dated May 11, 2026 (the preliminary prospectus).

This receipt also evidences that the Ontario Securities Commission has issued a receipt for the preliminary prospectus.

The preliminary prospectus has been filed under Multilateral Instrument 11-102 Passport System in Alberta, Manitoba, New Brunswick, Northwest Territories, Nova Scotia, Nunavut, Newfoundland and Labrador, Prince Edward Island, Quebec, Saskatchewan, and Yukon. A receipt for the preliminary prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

May 11, 2026

Larissa M. Streu

Larissa M. Streu

Manager, Corporate Disclosure

Corporate Finance

SEDAR+ Filing Number 6441237